Exhibit 99.4

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine’s Lead Immuno-Oncology Candidate to Enter
Investigator-Sponsored Phase 2 Clinical Trial in Ovarian Cancer
in Combination with Approved Anti-PD-1 Drug

University Health Network (UHN) in Toronto to Launch Triple-Combination Study Evaluating the Potential for Enhanced Anti-Cancer Activity of Currently Marketed Checkpoint Inhibitor When Combined with DPX-Survivac

Halifax, Nova Scotia; February 6, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today announced that the UHN’s Princess Margaret Cancer Centre (PM) will conduct a Phase 2 clinical trial to evaluate the use of a combination of immunotherapies from Immunovaccine and Merck (known as MSD outside the United States and Canada).

Clinical investigators will assess the safety and efficacy of Immunovaccine’s DPX-Survivac cancer vaccine candidate in combination with Merck’s checkpoint inhibitor Pembrolizumab in patients with recurrent, platinum-resistant ovarian cancer. Study participants will also receive metronomic cyclophosphamide, which is a low-dose regimen with immuno-modulating effects. PM listed the trial on www.clinicaltrials.gov and expects to initiate active enrollment following completion of the contract between Immunovaccine and UHN, and pending regulatory clearance from Health Canada.

“Ovarian cancer is a main focus for Immunovaccine as we continue to develop DPX-Survivac,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Combination therapies — particularly those with anti-PD-1 activity — are emerging as increasingly promising approaches for hard-to-treat cancers. We believe that the robust immunogenic and safety clinical profile for DPX-Survivac, along with its unique complementary activity to anti-PD-1 agents, which may boost their response rates, position our immuno-oncology candidate as an optimal co-therapy in this disease area.”

The non-randomized, open-label trial is designed to evaluate the potential anti-tumor activity of the combination of Pembrolizumab, DPX-Survivac, and low-dose cyclophosphamide. It is expected to enroll 42 subjects with advanced epithelial ovarian, fallopian tube or primary peritoneal cancer. The study’s primary objective is to assess overall response rate (ORR). Secondary study objectives include progression free survival (PFS) rate, overall survival (OS) rate, and potential side effects, over a five-year period.

Amit M. Oza, Bsc (Hons), MBBS (Lon), MD (Lon), FRCPC, FRCP, Senior Staff Physician and Associate Professor of Medicine at PM is the lead investigator. Merck is funding this study and contributing materials. Immunovaccine is also contributing its product candidate as well as a related portion of analytical assays.

“Ovarian cancer is among the most challenging cancers to treat, as it is associated with poor response rates to currently available medical interventions,” said Dr. Oza. “To support the tens of thousands of women battling this disease, we need to develop new and novel approaches. With this trial, we have the opportunity to explore a novel combination of promising immunotherapies.”

DPX-Survivac is Immunovaccine’s lead immuno-oncology candidate, generated by its novel proprietary DepoVax™ adjuvanting technology platform. The DPX-Survivac target, survivin, is present in more than 20 types of solid tumor and hematologic cancers. It is involved in multiple critical pathways of cancer cell growth and survival. Prior results from a Phase 1/1b study indicated that DPX-Survivac combined with a low dose of cyclophosphamide was highly immunogenic in individuals with high-risk ovarian cancer, inducing survivin-specific T cell immune responses in most trial participants.

The company has shown in other studies that a combination immunotherapy using a DepoVax™-based vaccine could enhance the anti-tumor effects of a PD-1 blockade. Even tumors previously non-responsive to treatment with anti-PD-1 agents alone exhibited controlled cancer growth when combined with Immunovaccine’s DepoVax™-based compound.

In addition to this Phase 2 trial, Immunovaccine is conducting a Phase 1b trial with Incyte Corporation to evaluate the triple combination of DPX-Survivac with Incyte’s investigational oral indoleamine 2,3-dioxygenase 1 (IDO1) inhibitor, Epacadostat (INCB24360), and low-dose oral cyclophosphamide in patients with platinum sensitive or resistant ovarian cancer. Immunovaccine expects to announce top-line interim results for this Phase 1b trial by the end of March 2017.

About DPX-Survivac

DPX-Survivac consists of survivin-based peptide antigens formulated in the DepoVax™ adjuvanting platform. The National Cancer Institute (NCI) has recognized survivin as a promising tumor-associated antigen (TAA) because of its therapeutic potential and its cancer specificity. Survivin is broadly over-expressed in multiple cancer types in addition to ovarian cancer, including breast, colon and lung cancers. Survivin plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to anti-cancer therapies. Survivin is also a prognostic factor for many cancers and it is found in a higher percentage of tumors than other TAA’s.

The DPX-Survivac vaccine is thought to work by eliciting a cytotoxic T-cell immune response against cells presenting survivin peptides. This targeted therapy attempts to use the immune system to search actively and specifically for tumor cells and destroy them. Survivin-specific T-cells have been shown to target and kill survivin-expressing cancer cells while sparing normal cells.

DPX-Survivac received Fast Track designation by the FDA as maintenance therapy in individuals with advanced ovarian, fallopian tube, and peritoneal cancer who have no measureable disease following surgery and front-line platinum/taxane chemotherapy to improve their progression-free survival. The FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

About the Princess Margaret Cancer Centre of the Toronto Hospital

The Princess Margaret Cancer Centre has achieved an international reputation as a global leader in the fight against cancer and delivering personalized cancer medicine. The Princess Margaret, one of the top five international cancer research centres, is a member of the University Health Network, which also includes Toronto General Hospital, Toronto Western Hospital, Toronto Rehabilitation Institute and the Michener Institute for Education; all affiliated with the University of Toronto. For more information, go to www.theprincessmargaret.ca or www.uhn.ca.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops cancer immunotherapies and infectious disease vaccines based on the Company’s DepoVax™ platform, a patented delivery agent that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer, as well as a Phase 2 study in recurrent lymphoma. The Company is also advancing an infectious disease pipeline including innovative vaccines for respiratory syncytial virus (RSV) and currently has clinical projects ongoing to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Frederic Ors, Chief Executive Officer

T: (902) 492-1819 E: info@imvaccine.com

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